

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces Election of Directors and Voting Results from the 2023 Annual Meeting of Shareholders

May 18, 2023 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE American: TMQ) ("Trilogy Metals" or the "Company") is pleased to announce the detailed voting results on the items of business considered at its Annual Meeting of Shareholders ("Meeting") held in Vancouver on Wednesday, May 17, 2023. All proposals were approved and the nominees listed in the management proxy circular for the meeting were all elected as directors. A total of 114,556,428 or 76.91% of the Company's issued and outstanding shares eligible to vote were represented at the Meeting.

Shareholder Voting Results

The Shareholders voted on the following matters at this year's Meeting. Other than Proposal 2, which represents votes by ballot, the results presented below represent votes according to proxies received.

Proposal 1: Setting the Number of Directors at Seven

Votes For	% Votes For	Votes Against	% Votes Against
77,541,191	99.46	418,416	0.54

Proposal 2: Election of Directors

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Tony Giardini	78,199,541	99.55	352,855	0.45
James Gowans	78,196,709	99.55	355,687	0.45
William Hayden	78,198,714	99.55	353,682	0.45
William Hensley	78,192,689	99.54	359,707	0.46
Gregory Lang	77,990,586	99.28	561,810	0.72
Janice Stairs	77,971,750	99.26	580,646	0.74
Diana Walters	76,899,869	97.90	1,652,527	2.10

Proposal 3: Appointment of the Auditor

Votes For	% Votes For	Votes Withheld	% Votes Withheld
112,974,863	99.13	988,775	0.87

Proposal 4: Approval of a non-binding resolution approving the compensation of the Company's Named Executive Officers

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstaining	% Votes Abstaining
74,524,254	95.59	2,979,648	3.82	455,702	0.58

Detailed results of all items of business are also available in the Report of Voting Results filed under the Company's SEDAR profile at www.sedar.com ("SEDAR") and on the Form 8-K filed under the Company's EDGAR profile at www.sec.org ("EDGAR").

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP") in Northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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